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                                FORM 8-A

                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

              FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR (g) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                              AMRESCO, INC.
          (Exact name of registrant as specified in its charter)



            DELAWARE                                 59-1781257
(State of incorporation or organization)    (IRS Employer Identification No.)


                        1845 WOODALL RODGERS FREEWAY
                                  SUITE 1700
                             DALLAS, TEXAS  75201
        (Address of principal executive offices, including Zip Code)


If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [X]

     Securities to be registered pursuant to Section 12(b) of the Act:

  Title of each class                   Name of each exchange on which
  to be so registered:                  each class is to be registered:
____% SENIOR SUBORDINATED                  NEW YORK STOCK EXCHANGE
     NOTES DUE 2003

     Securities to be registered pursuant to Section 12(g) of the Act:
                                   NONE

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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

Reference is made to the information set forth under the caption entitled "Description of the Notes" in the Prospectus to be filed by AMRESCO, INC. (the "Company") with the Securities and Exchange Commission pursuant to Rule 424(b) of Regulation C promulgated under the Securities Act of 1933, as amended, relating to the Company's Registration Statement on Form S-3, which is incorporated herein by reference.

ITEM 2.EXHIBITS.

  I. Part I of the Instructions as to Exhibits on Form 8-A is not applicable to this filing.

  II. In accordance with Part II to the Instructions as to Exhibits on Form 8-A, no documents will be filed with, or incorporated by reference in, this Registration Statement. Copies of certain documents will, however, be filed with each copy of the Registration Statement filed with the New York Stock Exchange.


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                                   SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                           AMRESCO, INC.



Date: December 21, 1995                    By: /s/ L. Keith Blackwell
                                               --------------------------------
                                               L. Keith Blackwell
                                               General Counsel and Secretary


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